July 28, 2006
Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Smart Move, Inc.
Registration Statement on Form SB-2 (File No. 333-131762)
Dear Ms. Gowetski:
     Please be advised that Smart Move, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was originally filed on February 10, 2006. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-131762). The Company may undertake a private placement of its securities in reliance on Rule 155(c) of the Act.

Very truly yours,
/s/Chris Sapyta
Name:	Chris Sapyta
Title:	Chief Executive Officer of Smart Move, Inc.